ZACHARY SCHENKLER

PRODUCT EXECUTIVE ● SAN DIEGO

○ DETAILS ○

San Diego

○ SKILLS ○

Adaptability

Leadership

Communication

Project Management

Marketing

Agile and Scrum

Product Management

Digital Transformation

👤 PROFILE

Immersed technologist with 20+ years of building bespoke software, constructing disruptive platforms and creating products from raw ideas.

💼 EMPLOYMENT HISTORY

CTO at Sizigi, San Diego
November 2019 — Present

- Work with the vision of the company and its executive stakeholders to identify the features and functions which will draw users into a continuous loop of value and activity.
- Implement, integrate and build various subsystems, like Lego blocks, that fit together to form the Sizigi product platform, which enables job seekers to to present themselves in a unique and personalized digital format.
- Manage all aspects of a product engineering team: From AGILE methods to task story writing, architecture research and identification, product reviews, engineering reviews, etc.

Head of Business Development at Nodo Digital, San Diego
August 2019 — Present

- As a consultative partner, lead the efforts to expand the reach and client acquisition activities for this multi-national, award winning digital software development agency based out of Brazil.
- Source new clients and build technical product oriented relationships.
- Manage and maintain product management oversight on U.S. based projects
- Provide strategic insight into technical ecosystems, platform integrations and product evolution.

CTO at Holonis, San Diego
September 2010 — May 2019

From raw vision we have labored to create an engine for opportunity. A means of empowering and equalizing the digital landscape and providing each and every citizen on the planet with a chance to have an online voice, a presence, a business. An opportunity to economically recognize the individuals impact, worth and contribution to their society, and give them the tools to execute and create revenue, anywhere in the world.

As one of the co-founders, took this concept from vision to a launched product with a thriving community.

Managed multi-discipline technical teams across 3 continents to develop, deploy, support and evolve the capabilities of the Holonis Platform. Launched simultaneously as a fully responsive website with iOS & Android apps. Microservices architecture utilizing Node.js and containerization structures.

Maintained several key roles such as; Product Owner, UX/UI Design, SEO Strategist, Scrum Master & Technical Writer during the "bootstrapped" phase of the companies growth. Maintained strategic management roles after successfully growing the team.

Designed technical SEO strategies for the web and Ad Network integrations across mobile platforms for a massive single page application.

Member of the founding team assisting in outlining the vision of the product, the voice of the company and a vociferous proponent for empowering humanity.

🎓 EDUCATION

B.A. English, Iona College, New Rochelle
September 1993 — September 1997

Studied communications and creative writing